UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 7, 2020, regarding the revised information received by Natura &Co Holding S.A. regarding Avon Products, Inc.’s shareholding base at the moment prior to the consummation of the merger of Nectarine Merger Sub I, Inc. and Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: January 7, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 7, 2020, regarding the revised information received by Natura &Co Holding S.A. regarding Avon Products, Inc.’s shareholding base at the moment prior to the consummation of the merger of Nectarine Merger Sub I, Inc. and Avon Products, Inc.

NATURA &CO HOLDING S.A.

Publicly Held Company

CNPJ/MF n° 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO THE MARKET

Natura &Co Holding S.A. (“Natura &Co”) announces to shareholders and the market in general that considering the revised information received by the Company regarding Avon Products, Inc.’s shareholding base at the moment immediately prior to the consummation of the merger of Merger Sub I, Inc. into the Company (“Merger”), the Board of Directors unanimously resolved on the present date to rectify the number and the subscription price per share issued by the Company due to the Merger.

Therefore, as a result of the Merger:

•	321,830,266 common shares were issued, instead of 326,146,370 common shares as mentioned in the Material Fact of January 3rd, 2020, for the subscription price of BRL 32.2434583951753 per share, out of which BRL 10.5575709394641 per share was allocated to the share capital account, and the remaining, in the amount of BRL 21.6858874557113 was allocated to the capital reserve of the Company;

•	the shareholders of Nectarine Merger Sub I, Inc. (who, on their turn, were shareholders of Avon Products, Inc.) now hold common shares representing approximately 27.1% of the total and voting capital stock of the Company, while the shareholders of the Company as of the time immediately prior to the consummation of the Merger remain holders of common shares representing approximately 72.9% of the total and voting capital stock of the Company, on a fully diluted basis

•	as a result, the main section of article 5 of the Company’s Bylaws was updated, in order to o reflect the new amount of the share capital of BRL 4,883,182,328.04, divided into 1,187,490,208 common registered shares without par value.

All other information described in the Material Fact of January 3rd, 2020 remain unaltered.

São Paulo, January 7, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer